AKERMAN SENTERFITT
One Southeast Third Avenue
28th Floor
Miami, Florida 33131
July 28, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Filing Desk

Re:	BabyUniverse, Inc.
Registration Statement on Form S-1
File No. 333-124395
Dear Madam or Sir:
     We enclose Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement for filing on behalf of BabyUniverse, Inc. (the “Company”). Amendment No. 3 has been marked to reflect changes to Amendment No. 2 to the Registration Statement on Form S-1, which was filed on July 13, 2005.
     Provided below is the Company’s item-by-item response to the Commission staff’s comment letter dated July 22, 2005. Please note that for the convenience of the staff we have recited each comment in boldface type and provided the response to each comment immediately thereafter. The Company believes that it has full responded to the staff’s comments.
Risk Factors, page 5
We rely exclusively on the sale of baby, toddler, and maternity..., page 8
1.	We note your response to comment 4 in our letter dated July 1, 2005, removing your reference to “high-end” in describing the discretionary products. It is not clear why you have categorized strollers, car seats

Securities and Exchange Commission
July 28, 2005

and bedding as discretionary purchases for consumers. Are not car seats required by law for infant travel in automobiles? Are not strollers and bedding arguably necessary purchases for consumers in caring for their infants and toddlers? Please expand your disclosure to clearly explain why these products are discretionary.

The staff’s comment is noted. The reference to “discretionary” purchases has been removed on page 8 of Amendment No. 3. We believe that the disclosure as now presented is appropriate because, although certain purchases are not absolutely discretionary as noted by the staff, in an economic downturn customers might be more likely to rely on secondhand merchandise.
Management’s Discussion and Analysis of Financial Condition..., page 24
Critical Accounting Policies, page 25
2.	You assert, in your response to comment 5 in our letter dated July 1, 2005, that all outstanding stock options are vested as of March 31, 2005. From your schedule of outstanding stock options on page F-11 in the notes to the consolidated financial statements, it appears that 381,724 options were exercisable at March 31, 2005 and 208,492 options were not exercisable. Please revise your disclosure on page 26 and 33 to show the intrinsic value of your outstanding vested and unvested options based on the initial pubic offering prices or advise us otherwise.

The 208,492 options represent options granted to Messrs. Bay, Marino, Nichols and Stork. The vesting of these options was accelerated in April 2005 prior to the filing of the Registration Statement. Accordingly, the Company presented the information on pages 26 and 33 to reflect that the options are now fully vested. While the options were not technically vested on March 31, 2005, the Company believes that the current presentation provides more useful information to the reader of the prospectus. While the options could be bifurcated as of March 31, 2005, the Company believe that this would not be useful information to the reader. The Company has revised the disclosure on pages 26 and 33 of Amendment No. 3 to clarify that all of the options are “now fully vested.”

Securities and Exchange Commission
July 28, 2005

Underwriting, page 61
Reserved Shares, page 62
3.	In response to comment 9 in our letter dated July 1, 2005, you stated that offers under the directed share program will be made to parties, including employees and directors. Your disclosure, however, does not mention employees and directors. Please revise your disclosure to indicate that employees and directors may purchase shares in the directed share program.

The disclosure has been revised on page 62 of Amendment No. 3 to clarify that reserved shares may be issued to employees and directors.
     The Company believes that the revisions contained in Amendment No. 3 and the responses provided above fully address the concerns outlined in the Staff’s comment letter. Please call the undersigned if you have any questions or comments.

Very truly yours, AKERMAN SENTERFITT
/s/ Bradley D. Houser

Bradley D. Houser

BDH/jes